Stoecklein Law Group, a Professional Corporation

Practice Limited to Federal Securities

Emerald Plaza	Telephone: (619) 704-1310
402 West Broadway	Facsimile: (619) 704-1325
Suite 690	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

April 25, 2011

Mr. Justin Dobbie

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

RE: Bassline Productions, Inc.

Responses to your April 8, 2011 Comments on Amendment No. 3 to Registration  Statement on Form S-1

File No. 333-169790

Dear Mr. Dobbie,

This correspondence is in response to your letter dated April 8, 2010 in reference to our filing of the Registration Statement on Form S-1 filed on October 6, 2010 on behalf of Bassline Productions, Inc., your file number 333-169790.

General

1.	Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

Response:  We understand Rule 8-08 and plan to comply.  Thank you for the reminder.

2.
Please provide a currently dated consent from the independent public accountant in any future amendments to the Form S-1 registration statement. Please note that the consent should refer to the audited financial statements as of December 31, 2010 and for the period from inception on May 11, 2010 through December 31, 2010.

Response:  We have provided an currently dated consent from the independent public accountant referring to the audited financial statements as of December 31, 2010 and the for the period from inception to December 31, 2010.

3.
Please revise the prospectus throughout to update dated references. For example, we note your use of the phrases “[b]ecause we commenced operations in May of this year” in the sixth paragraph in the sixth page of the Prospectus Summary on page 2, “[w]e don’t expect to generate revenues, during the final months of 2010” in the “Development and implement a marketing plan” section on page 26, and “[o]ur lack of operating history (seven months old)” in the second paragraph of the Liquidity and Capital Resources section on page 44. We also note that the Market for Common Equity and Related Stockholder Matters section on page 46 and the Shares Eligible for Future Sale section on page 47 use “August 31, 2010” as a reference date. Please revise accordingly.

Response:  The dated references have been updated.

 Under Prosepctus Summary“[b]ecause we commenced operations in May of this year,” now reads: “[b]ecause we commenced operations in May of 2010,”

Under Description of Business we have revised as follows; “We don’t expect to generate revenues, during 2011, however, during 2011 we expect to formalize and implement a marketing scheme to provide institutions, and semi-professional entertainers a reliable and focused service for booking travel, accommodations and performance venues.

Under Liquidity and Capital Resources we have revised as follows; We anticipate that we may continue to incur operating losses in the next twelve months. Our lack of operating history (less than a year), makes predictions of future operating results difficult to ascertain.

Under Market for Common Equity and Related Stockholder Matters we revised as follows; As of April 12, 2010, there were 2 stockholders of our common stock, Mr. Hall, and Ms. Lorenzo.

Risk Factors, page 5

The anticipated costs of being a public company, page 9

4.
We note your response to our prior comment 6 and reissue in part. We note your disclosure that the costs for this offering, as seen in the Use of Proceeds section, totals about $40,200. Please reconcile such statement with your disclosure in the Other Expenses of Issuance and Distribution section in Part II of the registration statement that details total offering costs and expenses of $9,800.

Response:  We have revised this risk factor as follows;

“The costs associated with being a public company as opposed to a private company include, but are not limited to, increased legal fees, accounting and auditor fees. Each year we will have to comply with the reporting requirements of the SEC, and that incurs costs in each of the areas listed.  Currently, these costs for this offering, as seen in the Use of Proceeds section totals about $600, however this total does not reflect the fees paid through the securing of a $100,000 grid note of which we still maintain an available credit of $53,875.  Once public, our operating expenses will increase by $13,000 per year to cover accounting, audit, and legal fees. In the future, we may need to raise additional funds through private placements, registered offerings, debt financing or other sources to maintain operations.”

We received one loan from E Venture Resources, Inc., page 9

5.	Please revise to disclose the amount outstanding under the E Venture Resources, Inc. grid note as of the date of the prospectus.

     Response: We made the following addition to the risk factor on page 9:

“Total outstanding amount owed under the E Venture Resources grid note is equal to $46,125 as of April 12, 2011. “

6.
We note your response to prior comment 9 and reissue in part. We note your disclosure in the Business Development Summary section on page 24 that you anticipate repaying the E Venture Resources, Inc. grid note with Stage III financing. Please revise to discuss your anticipated repayment timing of the grid note and any associated risks including, but not limited to, the availability of Stage III financing.

Response: We adjusted Stage III (Page 24 + 25) to clarify that salaries will only be paid to our Officers once the E Venture Grid Note had been repayed.

Timing for Stage III financing in on page 25:  “We anticipate beginning Stage III during the first or second quarters of 2012.”

We added an additional risk factor to address the risks involved in trying to acquire Stage III financing:

“There is no guarantee that Stage III financing will be available.

Stage III financing is planned to come through  future subsequent  public offerings or private offerings.  There is no guarantee future offerings will be successful.  If our offerings are not successful we will not be able to pay for future: rental equipment purchases, legal expenses, accounting expenses, website developments and enhancements, marketing development, general office expenses, warehouse space and additional staff.  Additionally,  we will not be able to  repay the E Venture Resources grid note.”

Capitalization, page 13

7.
Please revise the “As Adjusted For the Offering Proceeds” column. In this regard, we note that the “4,000,000 shares issued and outstanding as adjusted following 500,000 issued in this offering” and the “Additional paid-in capital” line items appear to double count the effect of the offering. Please revise accordingly or advise.

Response: We removed  “additional paid in capital”  to cure the double counting issue. We then  changed the “share issued and outstanding as adjusted following the 5000,000 issued in this offering to” from 4,000,000 to 4,500,000 to correctly reflect the outstanding shares after the offering.

Use of Proceeds, page 13

8.
We note your response to our prior comment 7 and reissue. Item 504 of Regulation S-K requires you to state the principal purposes for which the net proceeds of the offering are intended to be used. Your disclosure, however, does not deduct any legal expenses and does not deduct the correct amount of auditing and accounting expenses of the offering from the gross proceeds. In this regard, we note your disclosure in the second paragraph on page 25 which details $15,000 of legal expenses and $10,535 of auditing and accounting expenses. Please revise here and the prospectus throughout accordingly.

Response: We included a foot note to explain how the “Deficit accumulated during development stage” was calculated:

(1)
“ $25,000 legal fees, for retaining securities counsel and the drafting of our Registration Statement, $3,750 in accounting and audit fees, $2,552 in EDGAR fees, $843 in website design and $1,375 for Nevada corporate formation.”

9.
We note your response to our prior comment 7 and reissue in part. We note you have included $5,000 for Legal Expenses in the Offering Expenses category for legal services related to SEC reporting for the next twelve months. Please move such amount to the Use of Proceeds category.

Response:  $5,000 for Legal Expenses was moved from Offering Expenses to the Use of Proceeds Category.

Dilution, page 15

10.
 Your pro forma net tangible book value per share at December 31, 2010 giving effect to the receipt of proceeds from the offering of the $40,200 is in error and should be $9,887. Please revise to correct this error.

Response: We have revised this section as seen follows;

“After giving effect to the receipt of the net proceeds from the shares offered in this prospectus at an assumed initial offering price of $0.10 per share, our pro forma net tangible book value at December 31, 2010, would have been $19,087 or $0.00 per share.”

11.	In addition, please revise the first risk factor on page 8 accordingly.

Response:  We have revised the risk factor on page 8  as follows “…the initial public offering price of aproxmiately $0.10 or 95.76% in the offering.”

Description of Business, page 23

Business Development Summary, page 23

12.
We note your response to our prior comment 11 and reissue. Please revise the third paragraph discussing Stage I to disclose the amount outstanding under the E Venture Resources, Inc. grid note as of the date of the prospectus. In this regard, we note your disclosure in the second paragraph on page 25 indicates that you have borrowed $46,125 of the E Venture Resources, Inc. grid note to date.  Please also revise to discuss in greater detail how the loaned amounts, in addition to the founders’ investment of $4,000, have been used to date. Please also discuss in greater detail the anticipated uses of the remaining balance of the E Venture Resources, Inc. grid note. Please also revise the second paragraph on page 25 accordingly.

Response:  We have revised the third paragraph discussing state I as follows;

“To retain counsel and an auditor to assist in preparation of documents providing for the raising of $50,000 to complete Stage II of our Plan of Operations. Accomplished in May of 2010. Total costs approximately $18,000. (Accountant paid $1,000 and auditor paid $2,000 from $4,000 equity purchase by Mr. Hall and Ms. Lorenzo. The remaining balance of $1,000 was utilized in the development of our current website. Securities counsel was retained through the first installment of the grid note executed with E Venture Resources, Inc.).”

We have revised the second paragraph on Page 25 as follows

“The Company and management have no intentions of further utitilizing any of the available line of credit with E Venture Resources. However, if the Company is unable to complete the funding as anticipaged in Stage II and Stage III, management may borrow additional amounts against the grid note held with E Venture Resources, Inc.”

Certain Relationships and Related Party Transactions, page 45

13.
Please revise the third sentence of the second paragraph to clarify that at the time of Mr. Hall’s and Ms. Lorenzo’s investment you had a note payable to E Venture Resources, Inc. in the amount of $15,625 not $100,000. We note that the remainder of the paragraph explains how this note and the subsequent note in the amount of $10,500 were converted into the grid note.

Response: The third sentence of the second paragraph now clarifies that at the time of Mr. Hall’s and Ms. Lorenzo’s investment we had a note payable to E Venture Resources, Inc. in the amount of $15,625 not $100,000.

Note 3-Line of Credit, page F-8

14.
We note the revisions that have been made to Note 3 with respect to the line of credit in the form of a grid note, payable to E Venture Resources, Inc. for $100,000 with a 6% interest per year with principal and interest due on November 15, 2013. We also note from your balance sheet that the balance outstanding related to this obligation of $36,125 at December 31, 2010 has been reflected in long-term liabilities. In accordance with the guidance in ASC-470-10-45-10, the current liability classification is intended to include obligations that, by their terms, are due on demand, even though liquidation may not be expected within one year from the balance sheet date. Based on the disclosures included on page 25 and 44 of the registration statement, which indicate that the E Venture Resources, Inc. grid note is payable “on demand”, please revise to classify this obligation as a current liability in your financial statements. In addition, please revise Note 3 to clearly disclose that this obligation is also payable upon demand by the lender.

Response:   It was not the intention of the parties to have the note payable upon demand. As such, the note has been revised to reflect. We have revised the S-1 as a whole and inparticular pages 25 and 44 to clarify the parties’ intentions.

15.
 In addition, please expand Note 3 to clearly describe all the terms and conditions under which you may be considered in default after the November 15, 2010 amendment. Your revised disclosures included in Note 3 should be in a level of detail consistent with that provided on page 44 of the registration statement.

Response: We have revised Note 3 as follows;

“On November 15, 2010, the Company executed a revolving credit line with an unrelated third party for up to $100,000.  The unsecured line of credit bears interest at 6% per annum with principal and interest due on November 15, 2013.  If all principal and interest due on the line of credit is not paid within 30 days of the maturity date, the line of credit will be in default and will bear interest at 10% per annum.”

Exhibit 5, Opinion of the Stoecklein Law Group

16.	Please confirm that you will refile the executed version of the opinion dated on or about the date of effectiveness of the registration statement.

Response: We plan to file an executed version of the opinion dated on or about the date of effectiveness of the registration statement.

 Sincerely,

Donald J. Stoecklein

cc: Bassline Productions, Inc.